Exhibit 99.1

BRASIL FOODS REPORTS QUARTERLY EARNINGS OF R$ 210

MILLION

Results consolidate the performance of BRF and Sadia

BRF Brasil Foods’ third quarter balance sheet consolidates the results for Sadia (a wholly owned subsidiary) and its controlled companies. In the period, the company reported net income of over R$ 210 million and net sales of R$ 5.3 billion.

The domestic market reported the best performance, accounting for 58% of net sales, equivalent to revenues of R$ 3.8 billion. The company commercialized a total of 1.4 million tons of meats, dairy products and other processed items during the quarter.

Exports reached R$ 2.3 billion. Foreign exchange rate pressures associated with a slow recovery in the principal international markets squeezed margins although this impact was offset by a positive performance in the domestic market.

Gross sales reached R$ 6.2 billion and gross profit, R$ 1.1 billion. Operational results as measured by EBITDA (operating income before financial expenses, taxes and depreciation) posted R$ 291 million, equivalent to an EBITDA margin of 5.5%.

Investments in capital expenditures for the first nine months of the fiscal year on a pro-forma basis (that is the joint investments of BRF and Sadia from January 1 2009), were R$ 665.5 million.

The corporate stages under the Association Agreement — signed between Perdigão and Sadia on May 19 2009 - were successfully concluded:

•                 Merger of the shares of HFF’s shareholders (July 08)

•                 Incorporation of the shares of Sadia’s shareholders (August 18)

•                 Funding  of approximately R$ 5.3 billion raised through a primary offering of shares for restructuring the consolidated capital stock, particularly for paying down of Sadia’s short term debt.

PROFORMA RESULTS

For comparative purposes only, we show pro-forma results in attachments II, III and IV consolidating the full data of Sadia S.A. as if the merger of shares had taken place on January 1 2008.

The 2008 results of Sadia were adequated to Law 11.638

NUMBERS FOR THE QUARTER (PROFORMA)

R$ million	3Q09	3Q08	Change %
Gross Sales	6,167	6,415	(4)%
Domestic Market	3,850	3,787	2%
Exports	2,316	2,628	(12)%
Net Sales	5,294	5,606	(6)%
Gross Profit	1,102	1,192	(8)%
Gross Margin	20.8%	21.3%	(50	)bps
EBIT	58	150	(61)%
Net Income	211	(1,633)	—
Net Margin	4.0%	(29.1)%	—
Net Adjusted Result (1)	211	(1,633)	—
Net Adjusted Margin	4.0%	(29.1)%	—
EBITDA	291	336	(13)%
EBITDA Margin	5.5%	6.0%	(50	)bps

NUMBERS FOR FIRST NINE MONTHS 2009 (PROFORMA)

R$ million	9M09	9M08	Change %
Gross Sales	18,163	18,042	1%
Domestic Market	11,097	10,416	7%
Exports	7,066	7,625	(7)%
Net Sales	15,630	15,783	(1)%
Gross Profit	3,325	3,642	(9)%
Gross Margin	21.3%	23.1%	(180	)bps
EBIT	140	717	(80)%
Net Income	222	(1,104)	—
Net Margin	1.4%	(7.0)%	—
Net Adjusted Result (1)	354	(1,104)	—
Net Adjusted Margin	2.3%	(7.0)%	—
EBITDA	852	1,300	(34)%
EBITDA Margin	5.5%	8.2%	(270	)bps

(1)                   Net Adjusted Result — Ignoring the absorption of the tax loss with respect to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.